Exhibit (e)(16)
December 19, 2008
Ronald A. Pepin
c/o Medarex, Inc.
707 State Road
Princeton, NJ 08540
Dear Ron,
Pursuant to the non-renewal letter dated September 26, 2008, Medarex, Inc. (“Medarex”) has notified you of its decision not to renew the Employment Agreement dated October 5, 2008, as amended (the “Prior Agreement”) between you and Medarex, Inc. (“Medarex”).
Medarex has offered you continuation of employment commencing January 1, 2009 on the terms and conditions set forth in this letter agreement. Effective as of January 1, 2009, except with respect to Sections 5.B(3), 5.B(4) and Section 5.C of the Prior Agreement, this letter agreement supersedes in its entirety the Prior Agreement and the Prior Agreement is no longer of any force or effect. The Invention and Confidential Information Agreement, dated July 7, 2000, between you and Medarex shall remain in full force and effect.
The terms and conditions of your employment with Medarex are set forth below:
1. Term: The term of your employment under this letter agreement will commence January 1, 2009 and will expire on December 31, 2009 (the “One-Year Period”), unless earlier terminated pursuant to this letter agreement, including, without limitation, if you revoke the release attached hereto as Exhibit A. Notwithstanding the foregoing, if your employment with Medarex is terminated for any reason prior to January 1, 2009, this letter agreement shall be null and void ab initio.
2. Compensation and Benefits: During the One-Year Period, you will continue to receive your base salary as in effect on December 31, 2008 under the Prior Agreement (subject only to your being eligible to a merit increase established by and in the sole discretion of Medarex’s Compensation and Organization Committee) and you will continue to be eligible to receive a bonus with respect to calendar year 2008. Subject to your continued employment with Medarex through December 31, 2009, you will be eligible to receive a bonus opportunity equivalent to that set forth in the Prior Agreement with respect to calendar year 2009. During the One-Year Period, you shall be eligible to participate in such standard employee benefit programs as Medarex shall maintain from time to time for the benefit of employees and other senior executives.
3. At-Will Employment: You or Medarex may terminate your employment with Medarex at any time for any reason.

Ronald A. Pepin
December 19, 2009

     (a) Definitions. For purposes of Section 3(b) of this letter agreement, the following terms are defined as follows:
          (i) “Change in Control” means a Change in Control as defined in the Medarex, Inc. 2005 Equity Incentive Plan; provided, however, that a Change in Control shall not be deemed to have occurred unless it meets the requirements of a “change in control event,” as set forth in Treasury Regulation §1.409A-3(i)(5).
          (ii) “Cause” means (A) any of the following events has occurred: (1) any willful misconduct in your performance of duties to Medarex or any willful misconduct independent of Medarex that, in the latter case, has a significant adverse impact upon the operations, business, affairs, reputation or valuation of Medarex; (2) your conviction of, or a plea of nolo contendere with respect to, a felony, or your commission of any act of fraud against Medarex or under federal or state securities laws; (3) willful material noncompliance by you with any material written policy of Medarex or any material breach of any written agreement between you and Medarex; (4) any regulatory or judicial order that results in a bar or loss of license to your continued performance of all or a substantial portion of your assigned duties; or (5) willful and continued failure by you to substantially perform your assigned duties (other than any failure resulting from disability or illness or from termination by you for Good Reason); and (B) a majority of the members of the board of directors of Medarex or a committee thereof has determined that Cause exists for a termination of your employment, in which case Medarex shall issue written notice thereof to you describing the state of affairs or facts deemed by the board of directors or its committee to constitute such Cause.
          (iii) “Good Reason” means one of the following actions has been taken: (1) there is a material diminution of your authority, including but not limited to decision-making authority, duties or responsibilities; (2) there is a material reduction in your annual base salary; (3) you are notified that you are required to relocate your primary work location more than fifty (50) miles from your primary work location as of immediately prior to such change; (4) Medarex materially breaches its obligations under this letter agreement; or (5) any acquirer, successor or assignee of Medarex fails to assume and perform, in all material respects, the obligations of Medarex hereunder; provided, however, that Good Reason shall not be deemed to exist unless you provide written notice of an action specified above within the 60-day period immediately following such action; and provided further, however, that Medarex does not remedy such action (and communicate such remedy to you) within 45 days following Medarex’s receipt of such notice.
     (b) Termination Within 12 Months Following a Change in Control. Upon the termination of your employment, by Medarex without Cause or by you for Good Reason, in each case on or within 12 months following a Change in Control and prior to January 1, 2010, you shall be entitled to receive only the following compensation and benefits:
          (i) subject to your execution and non-revocation of a general waiver and release in a form acceptable to Medarex, a lump sum payment equal to 1.5 times the sum of (1) your base salary immediately prior to your termination of employment (or, if greater,

Ronald A. Pepin
December 19, 2009

immediately prior to the Change in Control) and (2) your target bonus under the Prior Agreement, payable on the first regular payroll pay date following the effective date of the release, but no later than 90 days following such termination;
          (ii) subject to your election of continuation coverage under COBRA, company-paid COBRA premiums for a fifteen-month period following your termination of employment, unless and until you become eligible for medical benefits from another employer.
     (c) All Other Terminations. Upon the termination of your employment with Medarex prior to December 31, 2009, for any reason other than as provided in Section 3(b), you shall be entitled to receive only the following compensation and benefits:
          (i) continued base salary for the remainder of the One-Year Period, payable on Medarex’s normal payroll cycle, subject to mitigation for income received by you from other employment during such period; and
          (ii) subject to your election of continuation coverage under COBRA, company-paid COBRA premiums during the remainder of the One-Year Period, unless and until you become eligible for medical benefits from another employer.
Your entitlement to any other continued benefits for the remainder of the One-Year Period shall be in accordance with the terms and conditions of Medarex’s applicable benefit plans and shall also be subject to mitigation for benefits received from another employer. Your rights and obligations with respect to outstanding equity awards, including without limitation, stock options, shall be governed by the terms of the equity plan and the award agreement pursuant to which such equity awards were granted. For the avoidance of doubt, if you are entitled to receive payments and benefits under Section 3(b) above, you shall be ineligible to receive payments and benefits under this Section 3(c).
     (d) Notwithstanding anything else in this letter agreement to the contrary, in the event of your termination of employment with Medarex, because you are a specified employee of Medarex for purposes of Section 409A of the Internal Revenue Code (the “Code”), the payments which you would be entitled to receive under this Section 3 will delayed for six months from the date of your termination of employment with Medarex. In addition, payment of any outstanding restricted stock units shall also be subject to a six-month delay pursuant to Code Section 409A, as provided in the Restricted Stock Unit Award Grant Notice.
4. Certain Reductions. All payments under this letter agreement will be subject to applicable withholding for federal, state and local taxes. If any payment or benefit (including payments and benefits pursuant to this letter agreement) that you would receive in connection with a Change in Control from Medarex or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Code Section 280G, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Medarex shall cause to be determined, before any amounts of the Payment are paid to you, which of the following two alternative forms of payment would maximize your after-tax proceeds: (i)

Ronald A. Pepin
December 19, 2009

payment in full of the entire amount of the Payment (a “Full Payment”), or (ii) payment of only a part of the Payment so that you receive the largest payment possible without the imposition of the Excise Tax (a “Reduced Payment”), whichever amount results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. For purposes of determining whether to make a Full Payment or a Reduced Payment, Medarex shall cause to be taken into account all applicable federal, state and local income and employment taxes and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes). If a Reduced Payment is made, (i) the Payment shall be paid only to the extent permitted under the Reduced Payment alternative, and you shall have no rights to any additional payments and/or benefits constituting the Payment, and (ii) reduction in payments and/or benefits shall occur in the following order: (1) reduction of other cash payments (if any); (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits (if any) paid to you. In the event that acceleration of compensation from your equity awards is to be reduced, such acceleration of vesting shall be canceled in the reverse order of the date of grant.
The independent registered public accounting firm engaged by Medarex for general audit purposes as of the day prior to the effective date of the Change in Control shall make all determinations required to be made under this Section 4. If the independent registered public accounting firm so engaged by Medarex is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Medarex shall appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. Medarex shall bear all expenses with respect to the determinations by such independent registered public accounting firm required to be made hereunder.
The independent registered public accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to Medarex and you within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by Medarex or you) or such other time as requested by Medarex or you. If the independent registered public accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish Medarex and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the accounting firm made hereunder shall be final, binding and conclusive upon Medarex and you.
5. Release: As a condition to the effectiveness of this letter agreement and in consideration of the benefits provided hereunder, you agree to execute a general waiver and release in the form attached hereto as Exhibit A. You understand and agree that if you exercise any right you may have to revoke such release, this letter agreement shall be null and void ab initio.

Ronald A. Pepin
December 19, 2009

To indicate your acceptance, please sign and date this letter agreement in the space provided below and return it to the undersigned, along with the signed release by December 31, 2008. This letter agreement may not be modified or amended except by a written agreement, signed by Medarex and by you.

Sincerely,
/s/ Thomas K. Kaney

Thomas K. Kaney

Accepted and Agreed:
/s/ Ronald A. Pepin

Ronald A. Pepin

Date: 12/23/08

Ronald A. Pepin
December 19, 2009

EXHIBIT A
GENERAL RELEASE AND AGREEMENT
     For good and valuable consideration, the receipt of which is hereby acknowledged, this General Waiver and Release (the “Release”) is made and entered into as of this ___day of December, 2008, by and between Medarex, Inc. (the “Company”) and Ronald A. Pepin (the “Executive”).
     The Executive on behalf of himself and his heirs, executors, administrators, and assigns, releases and discharges the Company, its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates (collectively, the “Released Parties”) from any and all manner of actions and causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, agreements, judgments, charges, claims, and demands whatsoever (collectively, “Losses”) which the Executive and his heirs, executors, administrators, and assigns have, had, or may hereafter have, against the Released Parties or any of them arising out of or by reason of any cause, matter, or thing from the beginning of the world to the date hereof, relating to the Executive’s provision of services to the Company, and any and all matters arising under any federal, state, or local statute, rule, or regulation, or principle of contract law or common law relating to labor or employment matters, including but not limited to, the Family and Medical Leave Act of 1993, as amended, 29 U.S.C. §§ 2601 et seq., Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. §§ 2000 et seq., the Age Discrimination in Employment Act of 1967, as amended, 29 U.S.C. §§ 621 et seq. (the “ADEA”), the Americans with Disabilities Act of 1990, as amended, 42 U.S.C. §§ 12101 et seq., the Worker Adjustment and Retraining Notification Act of 1988, as amended, 29 U.S.C. §§2101 et seq., the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. §§ 1001 et seq., the New Jersey Law Against Discrimination, as amended, N.J. Stat. Ann. §§ 10:5-1 et seq., and any other equivalent or similar federal, state, or local statute. Notwithstanding the foregoing, nothing in this Release shall preclude the Executive from filing a claim challenging the validity of this Release solely with respect to the Executive’s waiver of any claims arising under the ADEA.
     The Executive hereby acknowledges that he is knowingly and voluntarily waiving and releasing any rights he may have under ADEA. The Executive also acknowledges that the consideration given for the waiver and release in the preceding paragraph hereof is in addition to anything of value to which he was already entitled. The Executive further acknowledges that he has been advised by this writing, as required by the ADEA, that: (a) his waiver and release do not apply to any rights or claims that may arise after the date of execution of this Release; (b) he has the right to consult with an attorney prior to executing this Release; (c) he has twenty-one (21) days to consider this Release (although he may choose to voluntarily execute this Release

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Ronald A. Pepin
December 19, 2009

earlier); (d) he has seven (7) days following the execution of this Release by the parties to revoke the Release; and (e) this Release shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after this Release is executed by the Executive.

/s/ Ronald A. Pepin
Ronald A. Pepin
Date:	12/23/08

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